SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 7)*

MERGE HEALTHCARE INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589499102

(CUSIP Number)

Merrick RIS, LLC 350 North Orleans Street 10th Floor Chicago, Illinois 60654 (312) 994-9410	with a copy to: Mark A. Harris McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 984-2121

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP No. 589499102
(1)	Names of Reporting Persons.

Merrick RIS, LLC (26-2506936)

(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)		(b)	/x/
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 31,946,237
(8) Shared Voting Power 0
(9) Sole Dispositive Power 31,946,237
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
31,946,237
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

34.6%
(14)	Type of Reporting Person (See Instructions)

OO

                                                                                                                                    CUSIP No. 922281100
(1)	Names of Reporting Persons.

Michael W. Ferro, Jr.

(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)		(b)	/x/
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 32,821,237
(8) Shared Voting Power 0
(9) Sole Dispositive Power 32,821,237
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

32,821,237
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

35.6%
(14)	Type of Reporting Person (See Instructions)

IN

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D (the original Schedule 13D, as amended prior to the date hereof, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on June 16, 2008.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 7 is being filed to report the acquisition of additional shares of Common Stock of the Company by Merrick RIS, LLC (“RIS”).

Item 3.  Source and Amount of Funds or Other Consideration.

           Item 3 of the Schedule 13D is hereby supplemented as follows:

As of the opening of trading on the filing date of this Amendment No. 7, RIS beneficially owned 31,946,237 shares of Common Stock and Michael Ferro, Jr. (“Ferro”) beneficially owned 32,821,237 shares of Common Stock.  Since the date of Amendment No. 6, RIS has directly acquired 1,281,100 shares of Common Stock.

RIS purchased the shares of Common Stock of the Company with cash on hand and equity contributed from its members.

Item 5.  Interest in Securities of the Issuer.

Item 5 (a), (b), and (c) of the Schedule 13D are hereby amended and restated as follows:

           (a), (b)  As of the opening of trading on the date this Amendment No. 7 is filed, RIS directly owns 31,946,237 shares of Common Stock, which represents 34.6% of the Company’s total Common Stock outstanding.  RIS has sole voting and dispositive power over the shares of Common Stock it owns.  Ferro is the Chairman and Chief Executive Officer of RIS.  As a result, Ferro is deemed to have sole voting and dispositive power over the shares of Common Stock owned by RIS, which represents 34.6% of the Company’s total Common Stock outstanding.  In addition, Ferro holds stock options for 375,000 shares of Common Stock currently exercisable or exercisable within sixty (60) days of May 16, 2012.  Furthermore, Ferro is the Chairman and Chief Executive Officer of Merrick Ventures, LLC (“Merrick Ventures”).  As a result, Ferro is deemed to have sole voting and dispositive power over 500,000 shares of Common Stock owned by Merrick Ventures, which represents 0.5% of the Company’s total Common Stock outstanding.  Ferro does not own any shares of Common Stock directly.  This Schedule 13D is being filed by Ferro to report the beneficial ownership of shares of Common Stock which Ferro is deemed to own through his control of RIS and Merrick Ventures.  Ferro disclaims beneficial ownership of the shares of Common Stock beneficially owned by him, except to the extent of his pecuniary interest in such shares.  The ownership percentages are calculated based on 92,224,450 shares of Common Stock as reported by the Company to be outstanding as of May 4, 2012 in its Form 10-Q/A filed with the SEC on May 10, 2012.

(c)  Except for the acquisitions by RIS described below, during the last sixty (60) days there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons.  RIS acquired such shares of Common Stock of the Company in customary brokerage transactions on the NASDAQ Global Select Market.

Date	Common Stock	Price
5/10/2012	900	$ 2.740
5/10/2012	200	$ 2.760
5/10/2012	1,700	$ 2.770
5/10/2012	4,300	$ 2.780
5/10/2012	4,200	$ 2.790
5/10/2012	4,100	$ 2.800
5/10/2012	8,200	$ 2.810
5/10/2012	300	$ 2.815
5/10/2012	32,983	$ 2.820
5/10/2012	1,600	$ 2.825
5/10/2012	49,111	$ 2.830
5/10/2012	2,400	$ 2.835
5/10/2012	48,203	$ 2.840
5/10/2012	200	$ 2.845
5/10/2012	22,003	$ 2.850
5/10/2012	25,000	$ 2.860
5/10/2012	1,000	$ 2.870
5/10/2012	1,000	$ 2.880
5/10/2012	1,000	$ 2.890
5/10/2012	2,000	$ 2.900
5/10/2012	500	$ 2.910
5/10/2012	400	$ 2.930

Date	Common Stock	Price
5/11/2012	100	$ 2.725
5/11/2012	6,100	$ 2.730
5/11/2012	600	$ 2.735
5/11/2012	30,200	$ 2.740
5/11/2012	500	$ 2.745
5/11/2012	22,500	$ 2.750
5/11/2012	100	$ 2.755
5/11/2012	2,400	$ 2.760
5/11/2012	300	$ 2.765
5/11/2012	14,000	$ 2.770
5/11/2012	2,100	$ 2.775
5/11/2012	10,200	$ 2.780
5/11/2012	2,900	$ 2.785
5/11/2012	10,534	$ 2.790
5/11/2012	300	$ 2.795
5/11/2012	2,166	$ 2.800
5/11/2012	1,400	$ 2.805
5/11/2012	11,285	$ 2.810
5/11/2012	100	$ 2.815
5/11/2012	34,315	$ 2.820
5/11/2012	4,413	$ 2.840
5/11/2012	12,800	$ 2.840
5/11/2012	13,487	$ 2.850
5/11/2012	13,100	$ 2.860
5/11/2012	9,200	$ 2.870
5/11/2012	3,000	$ 2.880
5/11/2012	2,200	$ 2.890
5/11/2012	300	$ 2.900
5/11/2012	500	$ 2.910
5/11/2012	200	$ 2.940

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2012
Merrick RIS, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr.